Marcy Smorey-Giger Chief Legal Officer and Corporate Secretary

March 14, 2012

VIA EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig D. Wilson, Senior Assistant Chief Accountant

RE:	DynaVox Inc.
Form 10-K for the Fiscal Year Ended July 1, 2011
Filed September 27, 2011
File No. 001-34716

Dear Mr. Wilson:

I am writing to confirm that DynaVox Inc. (“DynaVox”) is in receipt of your letter, dated March 7, 2012, regarding the Securities and Exchange Commission Staff’s comments regarding the above referenced Form 10-K. DynaVox expects to file its response on or before April 6, 2012.

If you need further information prior to our response please contact me at (412) 209-6555 or Marcy.Smorey@dynavoxtech.com.

Sincerely,

/s/ Marcy Smorey-Giger

Marcy Smorey-Giger, Esq.

  2100 Wharton Street, Suite 400, Pittsburgh, PA 15203  •  o 412.209.6555  •  f 866.519.3155  •  Marcy.Smorey@dynavoxtech.com